UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

GCP APPLIED TECHNOLOGIES INC.
(Name of Registrant as Specified in Its Charter)

STARBOARD VALUE LP

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

STARBOARD VALUE AND OPPORTUNITY S LLC

STARBOARD VALUE AND OPPORTUNITY C LP

STARBOARD VALUE R LP

STARBOARD VALUE R GP LLC

STARBOARD VALUE L LP

STARBOARD VALUE GP LLC

STARBOARD PRINCIPAL CO LP

STARBOARD PRINCIPAL CO GP LLC

JEFFREY C. SMITH

PETER A. FELD

KEVIN W. BROWN

JANET P. GIESSELMAN

CLAY H. KIEFABER

MARRAN H. OGILVIE

ANDREW M. ROSS

LINDA J. WELTY

ROBERT H. YANKER

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

2

2020 ANNUAL MEETING OF STOCKHOLDERS
OF
GCP Applied Technologies Inc.
_________________________

SUPPLEMENT DATED APRIL 9, 2020

TO THE PROXY STATEMENT

OF
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

DATED APRIL 2, 2020
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

Dear Fellow GCP Stockholders:

Starboard Value and Opportunity Master Fund Ltd (together with its affiliates, “Starboard” or “we”) and the other participants in this solicitation are the beneficial owners of an aggregate of 6,604,276 shares, or approximately 9.1% of the outstanding common stock, par value $0.01 per share (the “Common Stock”) of GCP Applied Technologies Inc., a Delaware corporation (“GCP” or the “Company”), making us one of the Company’s largest stockholders. We are sending this proxy statement supplement (the “Proxy Supplement”) and accompanying WHITE proxy card in connection with the solicitation of proxies in connection with the Company’s 2020 Annual Meeting of Stockholders scheduled to be held on Thursday, May 28, 2020 at 10:00 a.m. Eastern Time (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

Starboard filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on April 2, 2020 (the “Definitive Proxy Statement”). The Company filed its preliminary proxy statement for the Annual Meeting with the SEC on April 3, 2020, as amended on April 9, 2020 (the “Company Proxy Statement”). This Proxy Supplement discloses certain information about the Annual Meeting included in the Company Proxy Statement that had not been publicly available at the time we filed our Definitive Proxy Statement. Notwithstanding the foregoing, the Company has not yet disclosed certain information concerning the Annual Meeting, including the location of the Annual Meeting and the number of shares outstanding as of the Record Date (as defined below). Once the Company publicly discloses this information, Starboard intends to further supplement its Definitive Proxy Statement to disclose such information and file revised definitive materials with the SEC.

This Proxy Supplement is dated April 9, 2020, and is first being furnished to stockholders on or about April 9, 2020. This Proxy Supplement should be read in conjunction with the Definitive Proxy Statement. Defined terms used but not defined below have the meanings ascribed to them in the Definitive Proxy Statement. Except as updated or supplemented by this Proxy Supplement, all information set forth in the Definitive Proxy Statement remains unchanged and should be considered in casting your vote at the Annual Meeting.

As disclosed in our Definitive Proxy Statement and accompanying WHITE proxy card, we are soliciting proxies to vote on the following proposals at the Annual Meeting:

1.	To elect Starboard’s director nominees, Kevin W. Brown, Peter A. Feld, Janet P. Giesselman, Clay H. Kiefaber, Marran H. Ogilvie, Andrew M. Ross, Linda J. Welty and Robert H. Yanker (each a “Nominee” and, collectively, the “Nominees”) to hold office until the 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”) and until their respective successors have been duly elected and qualified;
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2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2020;
3.	To approve, on an advisory, non-binding basis, the compensation of the Company’s named executive officers;
4.	To vote on the amendment (the “Amendment”) to the Company’s stockholder rights plan set forth in the Rights Agreement (the “Rights Agreement” and together with the Amendment, the “Amended Rights Agreement”); and
5.	To transact such other business as may properly come before the Annual Meeting.

These proposals are more fully described in our Definitive Proxy Statement. As disclosed in our Definitive Proxy Statement, we anticipated that the Company Proxy Statement would include Proposals 2, 3 and 4 on the agenda for the Annual Meeting and that the Company Proxy Statement would disclose certain details and additional information regarding such proposals. We confirm that such information has been disclosed in the Company Proxy Statement. Accordingly, stockholders should also refer to the Company Proxy Statement for additional details regarding Proposals 2, 3 and 4 and with respect to the Company’s ten (10) director nominees.

The Company has set the close of business on April 13, 2020 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

IF YOU HAVE SUBMITTED A WHITE PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED WHITE PROXY CARD. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY BLUE PROXY CARD YOU RECEIVE FROM THE COMPANY. ONLY YOUR LAST DATED PROXY CARD WILL COUNT.

For the reasons set forth in the Definitive Proxy Statement, we are seeking your support to elect Starboard’s eight (8) Nominees to the Board because we believe that the Board must be significantly reconstituted to ensure that the interests of the stockholders, the true owners of GCP, are appropriately represented in the boardroom.

There are currently nine (9) directors serving on the Board, including two (2) of our Nominees, Mr. Kiefaber and Ms. Ogilvie, all of whom have terms expiring at the Annual Meeting. As disclosed in our Definitive Proxy Statement, while we had expected the Company to nominate both Mr. Kiefaber and Ms. Ogilvie for re-election to the Board at the Annual Meeting given their strong backgrounds and expertise, according to the Company Proxy Statement, GCP has only re-nominated Mr. Kiefaber at the Annual Meeting as well as two (2) new director candidates. Accordingly, the Company is nominating ten (10) director candidates for election to the Board at the Annual Meeting.

We are soliciting proxies to elect only our Nominees other than Mr. Kiefaber, who is also a nominee of the Company. Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees other than Mr. Kiefaber. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company (other than Mr. Kiefaber, who you can also vote for on our WHITE proxy card). Stockholders should refer to Company Proxy Statement for the names, backgrounds, qualifications, and other information concerning the Company’s nominees. If all eight (8) of our Nominees are elected, they will constitute a majority of the Board.

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According to the Company Proxy Statement, GCP is monitoring developments regarding COVID-19 and in the event it is not possible to hold the Annual Meeting solely in person, the Company stated that it will evaluate its options for holding the Annual Meeting by means of online remote communication and will announce any such alternative arrangements. The Company Proxy Statement further provides that if the Company takes this step, it will announce the decision to do so as promptly as practicable and publicly provide instructions on how stockholders can participate.

OTHER SUPPLEMENTAL DISCLOSURES

Stockholder Proposals

As disclosed in our Definitive Proxy Statement, a stockholder who intends to propose business, including stockholder nominations for director candidates, at the 2021 Annual Meeting, other than pursuant to Rule 14a-8 of the Exchange Act, must comply with the requirements set forth in the Company’s Bylaws. According to the Company Proxy Statement, based upon the Annual Meeting date of May 28, 2020, GCP’s Corporate Secretary must receive notice of a stockholder’s intent to nominate directors or propose business for the 2021 Annual Meeting, no sooner than the close of business on January 28, 2021, and no later than the close of business on February 27, 2021.

The Company has not yet publicly disclosed the deadline for stockholders to submit a proposal pursuant to Rule 14a-8. Once the Company publicly discloses this information, Starboard intends to further supplement its Definitive Proxy Statement to disclose such information and file revised definitive materials with the SEC.

Additional Participant Information

As of the date hereof, Mr. Brown directly beneficially owns 4,000 shares of Common Stock. Mr. Brown purchased the shares of Common Stock with personal funds in the open market. For information regarding transactions in securities of the Company since the filing of the Definitive Proxy Statement, please see Schedule I.

As of the date hereof, Ms. Giesselman directly beneficially owns 1,730 shares of Common Stock. Ms. Giesselman purchased the shares of Common Stock with personal funds in the open market. For information regarding transactions in securities of the Company since the filing of the Definitive Proxy Statement, please see Schedule I.

As of the date hereof, Ms. Welty directly beneficially owns 1,606 shares of Common Stock. Ms. Welty purchased the shares of Common Stock with personal funds in the open market. For information regarding transactions in securities of the Company since the filing of the Definitive Proxy Statement, please see Schedule I.

As of the date hereof, Mr. Yanker directly beneficially owns 41,000 shares of Common Stock. Mr. Yanker purchased the shares of Common Stock with personal funds in the open market. For information regarding transactions in securities of the Company since the filing of the Definitive Proxy Statement, please see Schedule I.

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THIS SOLICITATION IS BEING MADE BY STARBOARD AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

STARBOARD URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING, AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—The proxy materials are available at

www.shareholdersforGCP.com

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
SINCE THE DEFINITIVE PROXY STATEMENT

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

KEVIN W. BROWN

Purchase of Common Stock	1,185	04/07/2020

Janet P. Giesselman

Purchase of Common Stock	1,000	04/07/2020

Linda J. Welty

Purchase of Common Stock	909	04/08/2020

Robert H. Yanker

Purchase of Common Stock	40,000	04/03/2020

I-1

SCHEDULE II

The following table is reprinted in its entirety from the Company Proxy Statement.

Stock Ownership of Certain Beneficial Owners and Management

The following table sets forth the amount of GCP common stock beneficially owned, directly or indirectly:

•	as of April 1, 2020, by each current director and nominee for director, each executive officer named in the Summary Compensation Table and our directors and executive officers as a group; and
•	as of the date indicated, by each owner of more than 5% of GCP common stock.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percent(2)
40 North Management LLC (3) 9 West 57th Street, 30th Floor New York, NY 10019	17,778,352		24.4%
BlackRock, Inc.(4) 55 East 52nd Street New York, NY 10055	8,248,327		11.3%
Starboard Value LP(5) 55 East 52nd Street New York, NY 10055	6,561,182		9.0%
The Vanguard Group(6) 100 Vanguard Blvd. Malvern, PA 19355	6,120,417		8.4%
GAMCO Investors, Inc.(7) One Corporate Center Rye, NY 10580	5,085,867		7.0%
JPMorgan Chase & Co.(8) 383 Madison Avenue New York, NY 10179	3,654,170		5.0%
Gregory E. Poling	26,212		1.3%
	666,141	(O)
	270,448	(T)
	962,801
Randall S. Dearth	15,266		*
	25,162	(O)
	40,428
Dean P. Freeman	16,894		*
	—	(O)
	16,894
Craig Merrill	2,904		*
	15,733	(O)
	18,637
Kevin R. Holland	10,709		*
	23,997	(O)
	34,706
James E. Thompson	—		*
	9,129
	9,129
Naren B. Srinivasan	26,957		*
	77,811	(O)
	104,768
Gerald G. Colella	10,455		*
Janice K. Henry	19,837		*
Clay H. Kiefaber	5,133		*
James F. Kirsch	6,150		*
Phillip J. Mason	14,916		*
	9,000	(T)
	23,916
Elizabeth Mora	14,916		*
Marran H. Ogilvie	5,357		*
Danny R. Shepherd	20,256		*
All directors and executive officers as a group (15 persons)	160,190		*
	169,803	(O)
	9,000	(T)
	338,993

 _____________________

*	Indicates less than 1.0%.
(O)	Pursuant to SEC rules, shares of GCP common stock to be issued upon the exercise of stock options that are exercisable and shares of GCP common stock with respect to which investment or voting power will vest within 60 days after April 1, 2020 are deemed to be beneficially owned as of such date. Such shares are deemed outstanding for purposes of computing the percentage ownership of the applicable person, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.
(T)	Shares owned by trusts and other entities as to which the person has the power to direct voting and/or investment.
(1)	The address of each of our directors and executive officers is: c/o Corporate Secretary, GCP Applied Technologies Inc., 62 Whittemore Avenue, Cambridge, Massachusetts 02140.
(2)	Based on 72,898,291 shares of GCP common stock outstanding on April 1, 2020.
(3)	Amount and nature of ownership is based solely upon information contained in a Schedule 13D/A filed with the SEC on March 15, 2019 (the “Schedule 13D/A”) by 40 North Management LLC (“40 North Management”), 40 North Latitude Fund LP (“40 North Latitude Feeder”), 40 North GP III LLC (“40 North GP III”), 40 North Latitude Master Fund Ltd. (“40 North Latitude Master”), 40 North Latitude SPV-D LLC (“40 North Latitude SPV”), Dalbergia Investments LLC (“Dalbergia”), Standard Industries Inc. (“Standard Industries”), Standard Industries Holdings Inc. (“Standard Holdings”), G-I Holdings Inc. (“G-I Holdings”), G Holdings LLC (“G Holdings LLC”), G Holdings Inc. (“G Holdings Inc.”), David S. Winter, David J. Millstone and Ronnie F. Heyman. 40 North Latitude SPV may be deemed the beneficial owner of 2,727,519 shares. Each of 40 North Management, 40 North Latitude Master, 40 North Latitude Feeder and 40 North GP III may be deemed the beneficial owner of 5,113,804 shares. Each of Dalbergia, Standard Industries, Standard Holdings, G-I Holdings, G Holdings LLC, G Holdings Inc. and Ms. Heyman may be deemed the beneficial owner of 12,664,548 shares. Each of Messrs. Winter and Millstone may be deemed to be the beneficial owner of all of the 17,778,352 shares reported. All of the reporting persons may be deemed to have shared power to vote and shared power to dispose of such shares as they may be deemed to have beneficial ownership of. The principal business address of Dalbergia, Standard Industries, G-I Holdings, G Holdings LLC and G Holdings Inc. is 1 Campus Drive, Parsippany, New Jersey 07054. The principal business address of Standard Holdings is 1011 Centre Road, suite 315, Wilmington, Delaware 19805. The business address of the remainder of the reporting persons is as set forth in the table above.
(4)	Amount and nature of ownership is based solely upon information contained in a Schedule 13G/A filed with the SEC on February 4, 2020 by BlackRock, Inc. (“BlackRock”). The Schedule 13G/A indicates that, as of December 31, 2019, BlackRock has sole and shared voting power over 8,131,581 and 0 shares, respectively, and sole and shared investment power over 8,248,327 and 0 shares, respectively.
(5)	All information regarding Starboard Value LP is based on the Amendment No. 1 to Schedule 14A filed with the SEC on March 13, 2020. Starboard Value LP reported that it may be deemed to beneficially own 6,561,182 shares, over which it has sole dispositive and voting power. According to the Schedule 13D/A filed with the SEC on March 6, 2020, the beneficial ownership of our common stock is as follows: (i) Starboard Value and Opportunity Master Fund LTD has sole voting and dispositive power over 4,201,356 shares, (ii) Starboard Value and Opportunity S LLC has sole voting and dispositive power over 635,161 shares, (iii) Starboard Value and Opportunity C LP (“Starboard C LP”) has sole voting and dispositive power over 365,924 shares, (iv) Starboard Value R GP LLC has sole voting and dispositive power over 675,656 shares, and is the general partner of each of Starboard R LP and Starboard L GP, (v) Starboard Value R LP (“Starboard R LP”) has sole voting and dispositive power over 365,924 shares, and is the general partner of Starboard C LP, (vi) Starboard Value and Opportunity Master Fund L LP (“Starboard L Master”) has sole voting and dispositive power over 309,732 shares, (vii) Starboard Value L LP (“Starboard L GP”) has sole voting and dispositive power over 309,732 shares and is the general partner of Starboard L Master, (viii) Starboard Value GP LLC (“Starboard Value GP”) has sole voting and dispositive power over 6,540,000 shares and is the general partner of Starboard Value LP, (ix) Starboard Principal Co LP (“Principal Co”) has sole voting and dispositive power over 6,540,000 shares and is a member of Starboard Value GP, (x) Starboard Principal Co GP LLC (“Principal GP”) has sole voting and dispositive power over 6,540,000 shares and is the general partner of Principal Co, (xi) Jeffrey C. Smith has shared voting and dispositive power over 6,540,000 shares and is a member of Principal GP and a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, and (xii) Peter A. Feld has shared voting and dispositive power over 6,540,000 shares and is a member of Principal GP and a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. Each of the individuals and entities listed in the Schedule 13D/A specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.
(6)	Amount and nature of ownership is based solely upon information contained in a Schedule 13G/A filed with the SEC on February 12, 2020 by The Vanguard Group (“Vanguard”). The Schedule 13G/A indicates that, as of December 31, 2019, Vanguard has sole and shared voting power over 114,629 and 23,318 shares, respectively, and sole and shared investment power over 5,990,490 and 129,927 shares, respectively.
(7)	Amount and nature of ownership is based solely upon information contained in a Schedule 13D filed with the SEC on July 8, 2019 by Gabelli Funds LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), GGCP, Inc. (“GGCP”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), and Mario J. Gabelli (“Mario Gabelli”). Mario Gabelli is deemed to have beneficial ownership of the shares owned by each of the foregoing reporting persons. AC, GBL and GGCP are deemed to have beneficial ownership of shares owned by each of the foregoing reporting persons other than Mario Gabelli and the Foundation. GCIA is deemed to have beneficial ownership of shares owned by G.research, LLC. The principal address of GGCP and MJG Associates is 140 Greenwich Avenue, Greenwich, CT 06830. The principal address for the Foundation is 165 West Liberty Street, Reno, Nevada 89501. The principal address for Gabelli Funds, GAMCO, GBL, AC, GCIA and Mario Gabelli is as set forth in the table above.
(8)	Amount and nature of ownership is based solely upon information contained in a Schedule 13G filed with the SEC on January 22, 2020 by JPMorgan Chase & Co (“JPMorgan”). The Schedule 13G indicates that, as of December 31, 2019, JPMorgan has sole and shared voting power over 3,430,471 and 0 shares, respectively, and sole and shared investment power over 3,654,170 and 0 shares, respectively.

II-1

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Starboard urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees and in accordance with Starboard’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to Starboard, c/o Okapi Partners LLC (“Okapi Partners”) in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our eight (8) Nominees only on our WHITE proxy card (other than Mr. Kiefaber, who is also a Company nominee). So please make certain that the latest dated proxy card you return is the WHITE proxy card.

If you have any questions, require assistance in voting your WHITE proxy card, or need additional copies of Starboard’s proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders may call toll-free: (888) 785-6673

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

WHITE PROXY CARD

GCP Applied Technologies Inc.

2020 Annual Meeting OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD AND THE OTHER PARTICPANTS IN ITS PROXY SOLICITATION

THE BOARD OF DIRECTORS OF GCP Applied Technologies Inc.
IS NOT SOLICITING THIS PROXY

P         R         O         X         Y

The undersigned appoints Jeffrey C. Smith and Peter A. Feld, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of GCP Applied Technologies Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2020 Annual Meeting of Stockholders of the Company scheduled to be held on Thursday, May 28, 2020 at 10:00 a.m. Eastern Time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Starboard Value and Opportunity Master Fund Ltd (“Starboard”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3 AND “AGAINST” PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Starboard’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

STARBOARD STRONGLY RECOMMENDS THAT Stockholders VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1. STARBOARD MAKES NO RECOMMENADTION WITH RESPECT TO PROPOSALS 2, 3 AND 4.

1.	Starboard’s proposal to elect Kevin W. Brown, Peter A. Feld, Janet P. Giesselman, Clay H. Kiefaber, Marran H. Ogilvie, Andrew M. Ross, Linda J. Welty and Robert H. Yanker as directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Kevin W. Brown Peter A. Feld Janet P. Giesselman Clay H. Kiefaber Marran H. Ogilvie Andrew M. Ross Linda J. Welty Robert H. Yanker	[ ]	[ ]	[ ] ________________ ________________ ________________ ________________ ________________ ________________ ________________

Starboard does not expect that any of the nominees will be unable to stand for election, but, in the event any nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s organizational documents and applicable law. In addition, Starboard has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company’s organizational documents and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s).

STARBOARD INTENDS TO USE THIS PROXY TO VOTE “FOR ALL NOMINEES”, WHICH INCLUDES MESSRS. Brown, Feld, Kiefaber, Ross and Yanker and MSES. Giesselman, Ogilvie and Welty.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

WHITE PROXY CARD

2. Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for 2020.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3. Company’s proposal to approve, on an advisory, non-binding basis, the compensation of the Company’s named executive officers.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4. Company’s proposal to approve the amendment to the Company’s Rights Agreement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

DATED:

(Signature)

(Signature, if held jointly)

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.